Exhibit 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
UNUSUAL SHARE PRICE AND TRADING VOLUME MOVEMENT
This statement is made at the request of The Stock Exchange of Hong Kong Limited.
The board of director (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) has noted the increase in share price and trading volume of the shares of the Company today and wishes to state that the Board is not aware of any reasons for such increase in share price and trading volume.
The Company proposes to renew the annual caps for certain continuing connected transactions and to renew the cross-guarantee by/to certain connected persons, which have been the subject of announcements made by the Company in previous years. The Board confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.
This statement is made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.
As at the date of this announcement, the Board comprises four executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua and Mr. Wang Shiping; one non-executive director, Mr. Lei Xiaoyang; and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 18th November, 2008

*	for identification purposes only

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